Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS FIRST QUARTER RESULTS CONFERENCE CALL AND WEBCAST NOTIFICATION

Edmonton, Alberta, July 26, 2013 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX / NYSE: NOA) announced today that it will release its financial results for the first quarter ended June 30, 2013 on the evening of August 1, 2013 after market close.  Following the release of the first quarter results, NAEP will hold a conference call and webcast on Friday, August 2, 2013 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:

Toll free: 1-877-407-8031
International: 1-201-689-8031

A replay will be available through September 2, 2013 by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Conference ID: 00418680

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=171414

About the Company
North American Energy Partners Inc. (www.naepi.ca) is the premier provider of heavy construction and mining services in Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The Company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
Phone: (780) 960-4519
Email: dbrunetta@nacg.ca